    EXHIBIT 1.01

DXP Enterprises, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2018

Introduction and Summary

This Conflict Minerals Report (this “Report”) has been prepared by management of DXP Enterprises, Inc. for the period from January 1, 2018 to December 31, 2018 (the “Reporting Period”). Unless the context otherwise indicates, "DXP," "we," "us," the "Company" and "our" mean DXP Enterprises, Inc. and its subsidiaries and directly related entities.

This Report is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). This Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements pursuant to the Rule. This Rule imposes certain reporting obligations on public companies that manufacture or contract to manufacture products containing conflict minerals that are necessary to the functionality or production of their products. The Rule defines “Conflict Minerals” as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are currently limited to tin, tantalum, tungsten and gold (together with gold collectively referred to as “3TGs”); or (B) any other mineral or derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC (“Covered Countries”). The adjoining countries include: the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania and Angola.

As described in this Report, DXP has reason to believe that some of the 3TGs present in its supply chain may have originated in the DRC or in any of the Covered Countries. Therefore, we conducted a reasonable country of origin inquiry (“RCOI”) in good faith to determine whether any of the 3TGs in our products originated from the DRC or any Covered Countries. Based on our RCOI, we believe that our products could contain 3TGs that may have originated in the DRC or the Covered Countries and therefore, in accordance with the Rule, we performed due diligence on the source and chain of custody of the 3TGs in question to determine whether such products are “DRC Conflict Free”, as defined in the Rule. DXP is committed to complying with the requirements of the Rule and upholding responsible sourcing practices.

Company Overview

Our business

DXP is engaged in the business of distributing maintenance, repair, and operating products, equipment and services to energy and industrial customers. DXP is organized into three business segments: Service Centers, Innovative Pumping Solutions and Supply Chain Services. The Service Centers offer a wide range of MRO products, equipment and integrated services, including technical expertise and logistics capabilities, to energy and industrial customers. The Service Centers segment also provides services such as field safety supervision, in-house and field repair and predictive maintenance. The Service Centers provide a wide range of MRO products in the rotating equipment, bearing, power transmission, hose, fluid power, metal working, industrial supply, safety products and safety services categories. The Innovative Pumping Solutions segment provides integrated, custom pump skid packages, pump remanufacturing and manufactures branded private label pumps. The Supply Chain Services segment manages all or part of a customer’s supply chains, including procurement and inventory management.

We have become customer driven experts in five key product categories. As such, our three business segments are supported by the following five key product categories: rotating equipment; bearings & power transmission; industrial supplies; metal working; and safety products & services. Each business segment tailors its inventory and leverages product experts to meet the needs of its local customers.

Key product categories that we offer include:

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Rotating Equipment. Our rotating equipment products include a full line of centrifugal pumps for transfer and process service applications, such as petrochemicals, refining and crude oil production; rotary gear pumps for low to medium pressure service applications, such as pumping lubricating oils and other viscous liquids; plunger and piston pumps for high pressure service applications such as disposal of produced water and crude oil pipeline service; and air operated diaphragm pumps. We also provide a large variety of pump accessories.

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Bearings & Power Transmission. Our bearing products include several types of mounted and unmounted bearings for a variety of applications. The power transmission products we distribute include speed reducers, flexible coupling drives, chain drives, sprockets, gears, conveyors, clutches, brakes and hoses.

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Industrial Supplies. We offer a broad range of industrial supplies, such as abrasives, tapes and adhesive products, coatings and lubricants, fasteners, hand tools, janitorial products, pneumatic tools, welding supplies and welding equipment.

•	Metal Working. Our metal working products include a broad range of cutting tools, abrasives, coolants, gauges, industrial tools and machine shop supplies.

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Safety Products & Services. We sell a broad range of safety products including eye and face protection, first aid, hand protection, hazardous material handling, instrumentation and respiratory protection products. Additionally, we provide safety services including hydrogen sulfide (H2S) gas protection and safety, specialized and standby fire protection, safety supervision, training, monitoring, equipment rental and consulting. Our safety services include safety supervision, medic services, safety audits, instrument repair and calibration, training, monitoring, equipment rental and consulting.

Our Covered Products

We conducted an analysis of our products to determine which of our products were likely to contain 3TG. We have identified tungsten in certain of our rotating equipment products within our segments that are necessary to the functionality or production of products that we manufactured or contracted to manufacture during the Reporting Period. DXP was unsure of the presence of 3TGs in their products however, through the RCOI, via supplier responses using the RBA-GeSI Conflict Minerals Reporting Template (“CMRT”), the presence of all 3TGs were claimed by some suppliers. Of the suppliers surveyed, many completed their CMRTs at the company, business unit or entity level. Due to this we are unable to definitively conclude which 3TGs are present in the parts or products that they supplied to us; however, we did continue with the RCOI and due diligence, as applicable, based on the information supplied.

Conflict Minerals Program & Policy

DXP has engaged with our customers and suppliers with respect to the use of Conflict Minerals. We adopted a Conflict Minerals Policy articulating our Conflict Minerals supply chain due diligence process.

Description of RCOI

To determine whether necessary 3TGs in our products originated in the DRC or Covered Countries, we retained Assent Compliance (“Assent”), our third party service provider, to assist us in reviewing our supply chain. We provided a list composed of suppliers that could be associated with Covered Products to Assent to upload to the Assent Compliance Manager tool (“ACM”). We determined it impractical to filter the list further to exclude some possibly irrelevant suppliers because we could not determine definitively the presence or absence of Conflict Minerals in all parts supplied to us for our products.

DXP utilized CMRT version 5.11 or higher to conduct a survey of all in scope suppliers. During the supplier survey, we contacted suppliers via the ACM, a SaaS platform provided by Assent that enables users to complete and track supplier communications as well as allow suppliers to upload completed CMRTs directly to the platform for assessment and management. The use of the CMRT allowed for some elimination of irrelevant suppliers.

Assent requested that all suppliers complete a CMRT and included training and education to guide suppliers on best practices and the use of this template. Assent monitored and tracked all communications in the ACM for future reporting and transparency.

Our Conflict Minerals program continues to include automated validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify contradictory answers in the CMRT.

All submitted forms are accepted and classified as valid or invalid so that data is still retained. Suppliers are contacted in regards to invalid forms and are encouraged to submit a valid form. Suppliers are also provided with guidance on how to correct these validations errors. As of May 22, 2019 there were 24 invalid supplier submissions that could not be corrected.

Assent compared the list of smelters and refiners provided in our suppliers’ responses to the list of smelters maintained by the Steering Committee and the Responsible Minerals Initiative (“RMI”) and, if a supplier indicated that a facility was certified as conflict free, confirmed the facility was listed on RMI’s list of validated conflict free smelters and refiners of 3TGs. Our suppliers identified a total 325 smelters and refiners that appear on the lists maintained by RMI. Of those 325 smelters and refiners, 257 are validated as conflict free by RMI or a cross recognized initiative, and, based on information provided by RMI, a further 6 have agreed to undergo or are currently undergoing a third party audit. Most of the CMRTs we received were made on a company or division level basis which did not allow us to identify which smelters or refiners listed by our suppliers actually processed the 3TGs contained in our products.

Based on the RCOI, we have reason to believe that some of the 3TGs may have originated from the DRC or Covered Countries, therefore, in accordance with the Rule, due diligence on the source and chain of custody of the Conflict Minerals in question was performed.

Due Diligence

Design of due diligence

We have designed our due diligence procedures to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflicted-Affected and High-Risk Areas (“the Guidance”) and the related supplements for gold, tin, tantalum and tungsten. The Guidance identifies five steps for due diligence that should be implemented and provides guidance as to how to achieve each step. We developed our due diligence process to address each of the five steps, namely:

1)	establishing strong company management systems regarding Conflict Minerals;

2)	identifying and assessing risks in our supply chain;

3)	designing and implementing a strategy to respond to identified risks in our supply chain;

4)	utilizing independent third party audits of supply chain diligence; and

5)	publicly reporting on our supply chain due diligence.

We are a downstream supplier, many steps removed from the mining of 3TGs. A large number of suppliers, through multiple tiers of distribution, supply the components and materials integrated into our products. The origin of Conflict Minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted into ingots, bullion or other conflict minerals containing derivatives. The smelters and refiners consolidate raw ore and represent the best actors in the total supply chain to possess knowledge of the origin of the ores they procure.

The OECD Guidance specifies that the requirements for compliance should reflect a company’s position in the supply chain. In particular, the OECD Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors. Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers. Accordingly, we rely primarily on our “tier 1” (direct) suppliers to provide information with respect to the origin of the Conflict Minerals contained in the components and materials supplied to us.

Due Diligence Performed

Establish Strong Company Management Systems

Internal Compliance Team

We have organized a Conflict Minerals committee comprised of individuals in management positions across legal, finance, and procurement. The Conflict Minerals committee leads our Conflict Minerals compliance effort and is responsible for implementing our Conflict Minerals compliance strategy and overseeing the results of our due diligence.

We also use Assent to assist us with evaluating supply chain information regarding 3TGs, identifying potential risks, and in the development and implementation of additional due diligence steps that we will undertake with suppliers in regards to Conflict Minerals.

Control systems

DXP expects all of its suppliers to have policies and procedures in place to ensure that any 3TGs used in the production of the products sold to us are DRC Conflict Free. This means that the products must not contain 3TGs that directly or indirectly finance or benefit armed groups in the Covered Countries. We rely upon our direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied to us, including sources of 3TGs that are supplied to us, including sources of 3TGs that are supplied to them from lower tier suppliers.

Our Code of Conduct applies to direct suppliers and outlines expected behaviors and practices. The Code of Conduct is based on industry accepted principles. For third parties doing business with DXP, we established a Conflict Minerals policy related to our sourcing of 3TGs, as described in full in our “Conflict Minerals Policy”, posted on our website at www.dxpe.com within the “Investor Relations” section under “Corporate Governance” > “Governance Documents”.

Supplier engagement

DXP engages with suppliers to request that they complete a valid CMRT for the products they supply to us. With respect to the OECD requirement to strengthen engagement with suppliers, we have worked with Assent to develop steps of supplier engagement escalation such as corrective actions. This year we have emphasized supplier education and training. To accomplish this, we have utilized Assent’s online resources and provided suppliers, through Assent, access to Conflict Minerals training and support resources.

We believe that our Conflict Minerals Policy and engagement with suppliers for Conflict Minerals training and other requests constitutes a viable program when it comes to supplier engagement.

Grievance Mechanism

DXP has established grievance mechanisms whereby employees and suppliers can report violations of DXP’s policies, including with respect to Conflict Minerals. Suppliers may contact us anonymously via a dedicated email address that is published in our Conflict Minerals Policy. In addition, our employees may anonymously report suspected violations using the same dedicated email address, dxpe.ethicspoint.com or our anonymous third party conduct help line at (888) 307-4308 as published in our Conflict Minerals Policy.

Maintain records

We have adopted a policy to retain relevant documents with Assent for a period of 5 years. We implemented this policy through Assent to retain Conflict Minerals related documents, including responses to CMRTs. We store all of the information and findings from this process in a database that can be audited by internal and external parties.

Identifying and Assessing Risk in the Supply Chain

Due to our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Risks are identified automatically in the ACM tool based on criteria established for supplier responses in the ACM. These risks are addressed by Assent Compliance Supply Chain staff who contact the supplier, gather pertinent data and perform an assessment of the supplier’s Conflict Minerals status.

One risk we identified with respect to the reporting period ended December 31, 2018 related to the nature of the responses received. A large number of the responses received provided data at a company or division level or were unable to specify the smelters or refiners used for the 3TGs in the components supplied to us. Additionally, some suppliers indicated that they received information regarding their supply chains from fewer than 75% of their suppliers and, therefore, they could not provide a comprehensive list of smelters or refiners in their supply chain.

In accordance with OECD Guidance, it is important to identify and assess risks associated with Conflict Minerals in the supply chain. Risks were identified by assessing the due diligence practices of smelters and refiners identified in the supply chain by upstream suppliers that listed minerals processing facilities on their CMRT declarations. Assent compared these facilities listed in the responses to the list of smelters and refiners maintained by the Responsible Minerals Initiative (“RMI”) to ensure that these facilities listed in the response to the list of smelters and refiners maintained by the RMI to ensure that the facilities met the RMI definition of a 3TGs processing facility that was operational during the 2018 calendar year.

In order to assess the risk that any of these smelters posed to our supply chain, Assent determined if the smelter had been audited against a standard of conformance with the OECD Guidance, such as the Responsible Minerals Assurance Process (“RMAP”). We do not typically have a direct relationship with 3TGs smelters and refiners and do not perform or direct audits of these entities within our supply chain. Smelters that have completed a RMAP audit are considered to be DRC Conflict Free. In cases where the smelter’s due diligence practices have not been audited against the RMAP standard, a potential supply chain risk exists.

As of May 22, 2019, we have validated 325 smelters or refiners and are working to validate the additional smelter/refiner entries from the submitted CMRTs. Due to the provision of primary supplier level CMRTs, we cannot definitely determine their connection to the Covered Products.

Each facility that meets the RMI definition of a smelter or refiner of a 3TGs mineral is assessed, according to red flag indicators defined in the OECD Guidance. Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

1.	Geographic proximity to the DRC and Covered Countries;

2.	Known mineral source country of origin;

3.	RMAP audit status;

4.	Credible evidence of unethical or conflict sourcing; and

5.	Peer assessments conducted by credible third party sources.

As part of our risk management plan under the OECD Guidance, when facilities with red flags were reported on a CMRT by one of the suppliers surveyed, risk mitigation activities are initiated. Through Assent, submissions that include any red flag facilities immediately produce a receipt instructing the supplier to take their own risk mitigation actions, including the submission of a product specific CMRT to better identify the connection to products that they supply to us and escalating up to removal of these red flag smelters from their supply chain.

As per the OECD Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of the red flags from the supply chain. In addition, the suppliers are guided to the Assent University learning platform to engage in educational materials on mitigating the risk of smelters or refiners on the supply chain.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of the program meets the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are based on these four questions in the CMRT:

A. Have you established a Conflict Minerals sourcing policy?
E. Have you implemented due diligence measures for conflict-free sourcing?
G. Do you review due diligence information received from your suppliers against your company’s expectations?
H. Does your review process include corrective action management?

When suppliers meet or exceed those criteria (Yes to at least A, E, G and H) they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program. At this time 53 of our responsive suppliers have been identified as having a weak program.

Design and Implement a Strategy to Respond to Risks

Together with Assent, we developed processes to assess and respond to the risks identified in our supply chain. In response to this risk assessment, we have a risk management plan, through which our Conflict Minerals program is implemented, managed and monitored. As the program progresses, escalations are sent to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the Conflict Minerals rules.

We will engage any of our suppliers whom we have reason to believe are supplying us with 3TGs from sources that may support conflict in the Covered Countries to establish an alternative source of 3TGs that does not support such conflict, as provided in the OECD Guidance.

Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with any 3TGs smelters or refiners and do not perform or direct audits of these entities within our supply chain. Instead, we rely upon third party audits of smelters and refiners conducted as part of RMAP, which uses independent private sector auditors to audit the source, including mines of origin, and the chain of custody of the Conflict Minerals used by smelters and refiners that agree to participate in the program.

Assent also directly contacts smelters and refiners that are not currently enrolled in RAMP to encourage their participation and gather information regarding each facilities’ sourcing practices on behalf of its compliance partners.

Public Reporting on Supply Chain Due Diligence

We have published our Form SD for the year ended December 31, 2018 and this Report is available on our website at www.dxpe.com within the “Investor Relations” section under “Financial Information > SEC Filings” and is filed with the SEC. Information found on or accessed through our website is not considered part of this Report and is not incorporated herein by reference. We have also publicly filed our Form SD and this Report with the Securities and Exchange Commission.

Due Diligence Results

Survey results

For the 2018 reporting year, DXP received CMRT forms from 455 suppliers surveyed. All final CMRT submissions were reviewed and validated to ensure no inaccuracies or gaps in data were found. Twenty-four suppliers were unable to correct their CMRT and as such, are still listed as invalid submissions.

Smelters and Refiners

Attached as Appendix A is a list of all of the smelters and refiners listed by our suppliers in their completed CMRTs that appear on the lists of smelters maintained by the RMI. Since many of the CMRTs we received from our suppliers were made on a company or division level basis, rather than on a product level basis, we are not able to identify which smelters or refiners listed on Appendix A actually processed the 3TGs contained in our products. Therefore, our list of processing smelters and refiners disclosed in Appendix A may contain more facilities than those that actually processed the Conflict Minerals contain in our products.

From the responses that we received, we identified 6 smelters that potentially posed a risk due to the presence of some red flag indicators. For suppliers that identified these specific smelters of concern on their CMRT, we created a new escalation plan. These suppliers were contacted by Assent to evaluate whether or not these smelters could be connected to DXP’s products. The suppliers were asked to complete a product level CMRT, rather than a company level CMRT, to better identify the connection to products that they supply to us.

Countries of Origin

Appendix B includes an aggregated list of the countries of origin from which the reported facilities collectively source Conflict Minerals, based on information provided by suppliers and the RMI. As mentioned in the above section, many responses were provided at the company level, therefore, Appendix B may contain more countries than those that our products are being sourced from.

Steps to be Taken to Mitigate Risk

From the filing date of this Report with the Securities and Exchange Commission, we will take or intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the DRC and the Covered Countries.

We are committed to complying with the provisions of the Rule and Form SD and we expect to continue our efforts to improve our Conflict Minerals program and related due diligence. As we further develop our program and procedures, we intend to take the following steps to mitigate the risk that any of the 3TGs contained in our products that could benefit armed groups in the DRC or Covered Countries. These may include, but are not limited to the following:

•	Work more closely with Assent to obtain CMRTs on a product specific basis to enable us to determine which smelters and refiners actually process 3TGs contain in our Covered Products;

•	Engage with our suppliers more closely and provide suppliers with Assent’s assistance to obtain more information and training resources regarding responsible sourcing of 3TGs;

•	Encourage our suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from such suppliers; and

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With Assent’s assistance increase the emphasis on clean and validated smelter and refiner information from our supply chain as the list of DRC Conflict Free smelters and refiners grows and more smelters and refiners declare their intent to enroll in the program.